UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated April 14, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer
Date: April 14, 2010

EXHIBIT 99.1
CHINA HYDROELECTRIC CORPORATION EXECUTES DEFINITIVE AGREEMENT TO ACQUIRE ADDITIONAL HYDROELECTRIC POWER PROJECT IN YUNNAN PROVINCE AND PROVIDES UPDATE ON PENDING ACQUISITIONS
Company also enters into two additional Memoranda of Understanding with respect to additional hydroelectric power projects and development rights in Yunnan and
Fujian Provinces
NEW YORK, April 14, 2010 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHC-WS) (“China Hydroelectric” or the “Company”), a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced it has signed a definitive agreement to acquire an additional 19 MW hydroelectric power project in Yunnan province of the PRC. Together with the previously announced pending acquisition of a 44 MW hydroelectric power project in Yunnan province, the projects would add a total of 63 megawatts (“MW”) to the Company’s portfolio of operating hydroelectric assets. In addition, the Company announced it has entered into two memoranda of understanding regarding the acquisition by the Company of an additional 18 0 MW of operating hydroelectric assets, 125 MW of projects currently under construction and 341 MW of development rights for new projects. Along with the definitive agreements, these memoranda present the Company with the opportunity to acquire 709 MW of hydroelectric power projects and development rights.
The new definitive agreement provides for the Company to acquire 100% of the 19 MW Husahe Project, located in Yunnan province in the People’s Republic of China, for a purchase price of US $15.5 million (RMB 106 million). This acquisition, for which the Company had a MOU and which is expected to be consummated shortly, will be financed through cash on hand and a note from the seller which may be refinanced with non-recourse bank debt from a local institution. Previously the Company had announced that it had executed a definitive agreement for the Company to acquire 100% of the 44 MW Xiaopengzu Project, also located in Yunnan province, for a purchase price of US $57 million (RMB 390 million). This acquisition, which the Company anticipates consummating within the next 45 days, is expected to be financed through cash on hand and bank financing expected to be provided under the terms of the Company’s previously announced Loan Framework Agreement with the Bank of China’s Fujian Branch. Both acquisitions are subject to customary closing conditions, including obtaining governmental approvals.
The two memoranda of understanding provide the Company with the exclusive right to acquire: i) a majority interest to 100% control in the Taiyu Projects, a group of seven operating hydroelectric projects aggregating 114.4 MW in Fujian province; and ii) 100% of the Minrui Projects, a group of projects in Yunnan province including 4 operating hydroelectric projects aggregating 66 MW, 3 projects under construction aggregating 125 MW, and the development rights to 9 projects aggregating 341 MW.

The Company has made down payments with respect to the Taiyu and Minrui Project memoranda, which include penalties to the sellers for cancellation. Subject to the satisfactory completion of its due diligence review, the Company expects to enter into definitive agreements to acquire and finance these projects in the near term.
“We are pleased to be able to enter into the definitive agreements and the memoranda of understanding to acquire these projects at expected price levels in Fujian and Yunnan provinces,” said Chairman & CEO John D. Kuhns of China Hydroelectric Corporation. “Our ability to acquire and finance projects has accelerated as a result of our larger than expected amount of IPO proceeds and favorable US $440 million (RMB 3 billion) loan framework agreement from the Bank of China’s Fujian branch. Completion of these transactions would represent: first, significant progress towards our plan to acquire approximately 250 megawatts of operating hydroelectric projects during the first half of 2010; second, additional megawatts coming on line during 2011 as the construction projects are completed; and third, organic growth through an enhanced development portfolio under our control.”
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns twelve operating hydropower projects in China with total installed capacity of 377 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. In addition, CHC recently expanded operations through the acquisition, pending government approval, of development rights to a 1,000 MW pumped storage hydropower plant in Henan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
   Mary Fellows, EVP and Secretary
   China Hydroelectric Corporation
   Phone: +1-860-435-7000
   Email: mfellows@chinahydroelectric.com
Investor Relations:
   Scott Powell
   HC International, Inc.
   Phone: +1-917-721-9480
   Email: scott.powell@hcinternational.net